

CORRECTED
December 13, 2011

Via E-mail
Mr. Richard H. Flake
Executive Vice President and Chief Financial Officer
Provident Community Bancshares, Inc.
2700 Celanese Road
Rock Hill, South Carolina 29732

> **Re:** **Provident Community Bancshares, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 12, 2011**
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 033-80808**

Dear Mr. Flake:

    We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010
Consolidated Financial Statements
Consolidated Statements of Income (Loss), page 46

1. Please tell us how your presentation of other-than-temporary impairment in your Consolidated Statements of Income (Loss) is in accordance with ASC 320-10-45-8A and the example provided in paragraph 320-10-55-21A, which illustrates the application of this guidance. If you determine that your presentation was not in accordance with this guidance, please provide us with your proposed revised disclosure as of September 30, 2011 and December 31, 2010 and confirm that you will revise all future filings, beginning with your December 31, 2011 Form 10-K, accordingly.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Loans, page 49

2. We note your response to comment one of our letter dated August 26, 2011 that you would revise your Summary of Significant Accounting Policies in future filings to include your policy for charging off uncollectible financing receivables using the categories well-secured, partially secured, unsecured commercial and consumer loans. In reviewing your September 30, 2011 Form 10-Q, which was filed subsequent to the date of the aforementioned response, we could not locate this disclosure. Instead, your disclosure on page 25 of the September 30, 2011 Form 10-Q included the following charge-off policy disclosure:

    "Impairment of a collateral dependent loan is immediately charged-off against the allowance for loan and lease losses unless the fair value was based on an internal valuation pending receipt of a third party appraisal or other extenuating circumstances. Consumer loans are charged-off generally based on pre-defined past due periods."

    Please confirm that you will revise future filings, beginning with your December 31, 2011 Form 10-K, to include the disclosures provided in your October 5, 2011 response further enhancing them to clearly identify the loan portfolio segments (i.e., Commercial Non Real Estate, Commercial Real Estate, Consumer and Residential) that are included within these categories and to incorporate any relevant charge-off policy disclosures from page 25 of the September 30, 2011 Form 10-Q.

Note 2. Investment and Mortgage-backed Securities, page 56

3. We note your response to comment four of our letter dated August 26, 2011 that you would revise future filings to include a tabular presentation for your trust preferred securities. In reviewing your September 30, 2011 Form 10-Q, which was filed subsequent to the date of the aforementioned response, we could not locate this disclosure. Please confirm that you will revise future filings, beginning with your December 31, 2011 Form 10-K, to include the disclosures provided in your October 5, 2011 response.

4. We note your response to comment 5 of our letter dated August 26, 2011 that you utilize a cash flow analysis following the methodology of EITF 99-20 (ASC 325-40-15 and 35) as the primary evidence in determining whether there is a credit related issue with respect to your trust preferred investment securities. Please tell us, when the securities were purchased, the

credit ratings of each of the securities at the time of acquisition, and why you believe the trust preferred securities are within the scope of this Guidance.

5. As a related matter, please provide us with your analysis of the credit portion of the OTTI that would have been recognized if you had used the impairment model in SFAS 115 (ASC 320-10-35-17) along with the primary factors you believe caused any differences.

6. We note your response to comment 5 of our letter dated August 26, 2011 and remain unclear as to how you considered the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults. Please provide us with an enhanced discussion clearly explaining how you use the actual collateral attributes in your cash flow analysis and why the use of your selected base case scenario, and specifically using three times the historical default rate of all CDOs, is appropriate for all of your TRUPS considering the different and distinct credit characteristics of the collateral underlying each security (e.g., individual banks, insurance companies, etc). Alternatively, revise your TRUP OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral / default assumptions and provide us with your analysis of the credit portion of the OTTI that would have been recognized at September 30, 2011 and December 31, 2010 using this revised methodology.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant